FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2003

Diageo plc

(Translation of registrant’s name into English)

8 Henrietta Place, London W1G 0NB

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   [X]          Form 40-F   [   ]

indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [   ]          No   [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

SIGNATURES

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 May 2003 — 31 May 2003

Information
Public Announcements/Press

Announcement
Company purchases its own securities
(1 May 2003)

Announcement
• Messrs Walsh and Rose inform
   Company of their beneficial interests
• Sale of shares by share plan trustees
(2 May 2003)

Announcement
Company purchases its own securities
(2 May 2003)

Announcement
 Company purchases its own securities
(6 May 2003)

Announcement
Formal Notice for Specialist Securities
(7 May 2003)

Announcement
Company purchases its own securities
(7 May 2003)

Announcement
Company purchases its own securities
(8 May 2003)

Announcement
• Lord Blyth, Messrs Walsh and Rose inform
   Company of their beneficial interests
• Purchase, sale and transfer of shares by
   share plan trustees
(9 May 2003)

Announcement
Company purchases its own securities
(9 May 2003)

Announcement
Company purchases its own securities
(12 May 2003)

Announcement
 Company purchases its own securities
(13 May 2003)

Announcement
 Company purchases its own securities
(14 May 2003)
Required by/when
The Stock Exchange, London

Announcement
Company purchases its own securities
(15 May 2003)

Announcement
Company purchases its own securities
(16 May 2003)

Announcement
• Messrs Walsh and Rose inform
   Company of their beneficial interests
• Sale of shares by share plan trustees
(16 May 2003)

Announcement
FRN Variable Rate Fix
(19 May 2003)

Announcement
Company purchases its own securities
(19 May 2003)

Announcement
 Company purchases its own securities
(20 May 2003)

Announcement
Company purchases its own securities
(21 May 2003)

Announcement
• Messrs Walsh and Rose inform
   Company of their beneficial interests
• Sale and transfer of shares by share plan trustees
(23 May 2003)

Announcement
Company purchases its own securities
(28 May 2003)

Announcement
Company purchases its own securities
(29 May 2003)

Announcement
Messrs Walsh and Rose inform
Company of their beneficial interests
(30 May 2003)

Announcement
Company purchases its own securities
(30 May 2003)

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:47 1 May 2003
Number	6493K

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 600,000 ordinary shares at an average price of 685.7228p per share.

END

Company	Diageo
TIDM	DGE
Headline	Director Shareholding
Released	15:18 2 May 2003
Number	PRNUK-0205

TO:	Regulatory Information Service
PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF
THE LISTING RULES

Diageo plc (the ‘Company’) announces:

1)  that it received notification on 2 May 2003 for the purposes of Section 329 of the Companies Act 1985 that the trustee of the Diageo plc QUEST (the ‘Trust’) has transferred 9,455 of the Company’s ordinary shares of 28 101/108 pence (‘Ordinary Shares’) to participants exercising options granted under the Company’s UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the ‘Schemes’). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1.	Executive directors who are potential beneficiaries of the Trust are:

N C Rose

P S Walsh

2.	Transactions notified on 2 May 2003 in relation to the Trust.

Date of Transaction	No. of Ordinary Shares	Range of Option Prices
	Transferred	of Ordinary Shares

02.05.03	9,455	£4.47 – £5.23

The total holding of the Trust now amounts to 263,972 Ordinary Shares.

2)  that it received notification on 2 May 2003 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo 2001 All Employee Share Ownership Plan (the ‘Plan’) that the Trustee sold 300 Ordinary Shares in respect of participants leaving the Plan. The Ordinary Shares were sold on 28 April 2003 at a price of £ 6.8865 by the Trustee. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

Date of		Price Per
Transaction	No of Ordinary Shares Sold	Share

28.04.03	300	£6.8865

The total holding of the Trust now amounts to 2,017,396 ordinary shares.

2 May 2003

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:58 2 May 2003
Number	7061K

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 800,000 ordinary shares at an average price of 677.0634p per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:12 6 May 2003
Number	7642K

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 600,000 ordinary shares at an average price of 675.8p per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Listing Particulars
Released	15:38 7 May 2003
Number	8086K

FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE: 6 May, 2003

Application has been made to the UK Listing Authority for the following securities to be admitted to the Official List.

DETAILS OF ISSUE:            US$5,000,000,000 Programme for the Issuance of Debt Instruments

ISSUER:	(1) Diageo plc	(2) Diageo Capital plc
	8 Henrietta Place	Edinburgh Park
	London W1G 0NB	5, Lochside Way
Edinburgh EH12 9DT

	(3) Diageo Finance plc	(4) Diageo Enterprises
	8 Henrietta Place	St. James's Gate
	London W1G 0NB	Dublin 8
Ireland

INCORPORATED IN:	(1) England & Wales	(2) Scotland
	(3) England & Wales	(4) Ireland

GUARANTOR:	Diageo Plc
8 Henrietta Place
London W1G 0NB
INCORPORATED IN:		England & Wales

AUTHORISED ADVISER:		Morgan Stanley & Co International Limited

Particulars relating to the issue may be obtained during usual business hours for fourteen days from the date of this formal notice from:

Diageo plc	Diageo Capital plc
8 Henrietta Place	Edinburgh Park
London W1G 0NB	5 Lockside Way
Edinburgh EH12 9DT

Diageo Finance plc	Citibank, N.A.
8 Henrietta Place	5 Carmelite Street,
London W1G 0NB	London EC4Y 0PA

In addition, a copy of the Particulars is available for inspection at the Document Viewing Facility at the Financial Services Authority, 25 The North Colonnade, London E14 5HS.

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:43 7 MAY 2003
Number	8187K

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 1,000,000 ordinary shares at an average price of 670.96p per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:56 8 May 2003
Number	8795K

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 800,000 ordinary shares at an average price of 653.6p per share.

END

Company	Diageo
TIDM	DGE
Headline	Director Shareholding
Released	15:14 9 May 2003
Number	PRNUK-0905

TO:	Regulatory Information Service
PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF
THE LISTING RULES

Diageo plc (the ‘Company’) announces:

1.     that it received notification on 9 May 2003 for the purposes of Section 329 of the Companies Act 1985 that the trustee of the Diageo plc QUEST (the ‘Trust’) has transferred 33,688 of the Company’s ordinary shares of 28 101/108 pence (‘Ordinary Shares’) to participants exercising options granted under the Company’s UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the ‘Schemes’). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1	Executive directors who are potential beneficiaries of the Trust are:

N C Rose
P S Walsh

2	Transactions notified on 9 May 2003 in relation to the Trust.

Date of Transaction	No of Ordinary Shares Transferred	Range of Option Prices of Ordinary Shares

09.05.03	33,688	£4.645-£6.07

The total holding of the Trust now amounts to 230,284 Ordinary Shares.

2) that it received notification on 9 May 2003 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo 2001 All Employee Share Ownership Plan (the ‘Plan’) that:

(i)  the Trustee purchased 54,509 Ordinary Shares in respect of participants in the Plan on 9 May 2003 at a price of 647.5p per share. The Ordinary Shares were purchased by Diageo Share Ownership Trustees Limited, which holds Ordinary Shares as trustee of the Plan;

(ii)  that the Trustee sold 1,662 Ordinary Shares in respect of participants leaving the Plan and transferred 13,004 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold on 2 May 2003 and 8 May 2003 at prices per share of £6.711 and £6.48 respectively by the Trustee. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

Date of Transaction	No of Ordinary Shares Sold	Price Per Share

02.05.03	220	£6.711
08.05.03	1,442	£6.48

Date of Transaction	No of Ordinary Shares transferred

09.05.03	13,004

(iii)  that the following directors of the Company were allocated Ordinary Shares on 9 May 2003 under the Plan, from those purchased by the Trustee as disclosed in (i) above:

Name of Director	Number of Ordinary Shares

N C Rose	28
P S Walsh	28

The number of Ordinary Shares allocated comprises those purchased by the Trustee using an amount which the employee has chosen to have deducted from salary (‘Sharepurchase’) and those awarded to the employee by the Company (‘Sharematch’) on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of 647.5p.

The Ordinary Shares are held by the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

As a result of the above, these directors’ interests in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and also interests as potential beneficiaries of the Diageo plc QUEST, the Grand Metropolitan No 2 Employee Share Trust, the Diageo Employee Benefit Trust, and in the case of Mr Walsh only, the Pillsbury 401(K) Savings Plan) are as follows:

Name of Director	Number of Ordinary Shares

N C Rose	123,682
P S Walsh	583,143*

*(of which 4,932 are held in the form of American Depositary Shares);

As a result of purchases, awards and transfers made by the Trustee on behalf of the Company on 9 May 2003 in respect of all participants in the Plan, the total holding of the Trustee now amounts to 2,057,239 Ordinary Shares.

3) that it received notification on 9 May 2003 from Lord Blyth that he has purchased 1,151 Ordinary Shares on 9 May 2003 under an arrangement with the Company, whereby he has agreed to use an amount of £7,500 per month, net of tax, from his fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of 647.5p.

As a result of this purchase, Lord Blyth’s interest in Ordinary Shares has increased to 27,520.

9 May 2003

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:53 9 May 2003
Number	9388K

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 1,000,000 ordinary shares at an average price of 648.628p per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:45 12 May 2003
Number	9938K

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 1,000,000 ordinary shares at an average price of 657.7p per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:00 13 May 2003
Number	0552L

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 1,000,000 ordinary shares at an average price of 660.1786p per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:10 14 May 2003
Number	1112L

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 1,000,000 ordinary shares at an average price of 674.3859p per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:09 15 May 2003
Number	1727L

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 1,000,000 ordinary shares at an average price of 662.1522p per share.

END

Company	Diageo
TIDM	DGE
Headline	Director Shareholding
Released	15:28 16 May 2003
Number	PRNUK-1605

TO:	Regulatory Information Service
PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF
THE LISTING RULES

Diageo plc (the ‘Company’) announces:

1)  that it received notification on 16 May 2003 for the purposes of Section 329 of the Companies Act 1985 that the trustee of the Diageo plc QUEST (the ‘Trust’) has transferred 17,566 of the Company’s ordinary shares of 28 101/108 pence (‘Ordinary Shares’) to participants exercising options granted under the Company’s UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the ‘Schemes’). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1.	Executive directors who are potential beneficiaries of the Trust are:

N C Rose

P S Walsh

2.	Transactions notified on 16 May 2003 in relation to the Trust.

Date of Transaction	No of Ordinary Shares Transferred	Range of Option Prices of Ordinary Shares

16.05.03	17,566	£4.645-£6.07

The total holding of the Trust now amounts to 212,718 Ordinary Shares.

2)  that it received notification on 16 May 2003 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo 2001 All Employee Share Ownership Plan (the ‘Plan’) that the Trustee sold 259 Ordinary Shares in respect of participants leaving the Plan. The Ordinary Shares were sold on 13 May 2003 and 11 April 2003 at a price of £6.5565 per share by the Trustee. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

Date of		Price Per
Transaction	No of Ordinary Shares Sold	Share

13.05.03	259	£6.5565

The total holding of the Trust now amounts to 2,056,980 ordinary shares.

16 May 2003

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:24 16 May 2003
Number	2356L

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 1,000,000 ordinary shares at an average price of 659.9832p per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	FRN Variable Rate Fix
Released	09:52 19 May 2003
Number	a200305190

BW20030519002013         20030519T085254Z UTC

( BW)(DIAGEO-PLC)(DGE) FRN Variable Rate Fix

Business Editors UK REGULATORY NEWS

LONDON—(BUSINESS WIRE)—May 19, 2003—

RE: DIAGEO PLC EUR 300,000,000.00 MATURING: 20-Aug-2003 ISSUE DATE: 20-Aug-2001 ISIN: XS0133963537

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
20-May-2003 TO 20-Aug-2003 HAS BEEN FIXED AT 2.533000 PCT.

INTEREST PAYABLE VALUE 20-Aug-2003 WILL AMOUNT TO
EUR 6.47 PER 1,000.00 DENOMINATION.
EUR 64.73 PER 10,000.00 DENOMINATION.
EUR 647.32 PER EUR 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881.

Short Name: Diageo PLC Category Code: RC Sequence Number: 00004945 Time of Receipt (offset from UTC): 20030519T094833+0100

—30—KO/uk*

CONTACT: Diageo PLC

KEYWORD: UNITED KINGDOM INTERNATIONAL EUROPE INDUSTRY KEYWORD: BANKING SOURCE: Diageo PLC

Today’s News On The Net — Business Wire’s full file on the Internet with Hyperlinks to your home page. URL: http://www.businesswire.com

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:48 19 May 2003
Number	2871L

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 1,000,000 ordinary shares at an average price of 653.8284p per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:46 20 May 2003
Number	3453L

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 1,000,000 ordinary shares at an average price of 661.7075p per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:03 21 May 2003
Number	4064L

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 1,000,000 ordinary shares at an average price of 656.8934p per share.

END

Company	Diageo
TIDM	DGE
Headline	Director Shareholding
Released	15:34 23 May 2003
Number	PRNUK-2305

TO:	Regulatory Information Service PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF THE LISTING RULES

Diageo plc (the ‘Company’) announces:

1) that it received notification on 23 May 2003 for the purposes of Section 329 of the Companies Act 1985 that the trustee of the Diageo plc QUEST (the ‘Trust’) has transferred 27,090 of the Company’s ordinary shares of 28 101/108 pence (‘Ordinary Shares’) to participants exercising options granted under the Company’s UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the ‘Schemes’). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1	Executive directors who are potential beneficiaries of the Trust are:
N C Rose
P S Walsh

2	Transactions notified on 23 May 2003 in relation to the Trust.

Date of Transaction	No of Ordinary Shares Transferred	Range of Option Prices of Ordinary Shares

23.05.03	27,090	£4.645-£6.07

The total holding of the Trust now amounts to 185,628 Ordinary Shares.

2) that it received notification on 23 May 2003 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo 2001 All Employee Share Ownership Plan (the ‘Plan’) that the Trustee sold 1,882 Ordinary Shares in respect of participants leaving the Plan and transferred 11,249 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold on 20 May 2003 at a price of £6.4565 per share by the Trustee. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

Date of Transaction	No of Ordinary Shares Sold	Price Per Share

20.05.03	1,882	£6.4565

Date of Transaction	No of Ordinary Shares transferred

22.05.03	11,249

The total holding of the Trust now amounts to 2,043,849 ordinary shares.

23 May 2003

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:48 28 May 2003
Number	6481L

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 1,000,000 ordinary shares at an average price of 659.1213p per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:06 29 May 2003
Number	7075L

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 1,000,000 ordinary shares at an average price of 657.2807p per share.

END

Date

Company	Diageo
TIDM	DGE
Headline	Director Shareholding
Released	14:10 30 May 2003
Number	PRNUK-3005

TO:	Regulatory Information Service
PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF
THE LISTING RULES

Diageo plc (the ‘Company’) announces:

1)  that it received notification on 30 May 2003 for the purposes of Section 329 of the Companies Act 1985 that the trustee of the Diageo plc QUEST (the ‘Trust’) has transferred 34,304 of the Company’s ordinary shares of 28 101/108 pence (‘Ordinary Shares’) to participants exercising options granted under the Company’s UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the ‘Schemes’). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1.	Executive directors who are potential beneficiaries of the Trust are:

N C Rose

P S Walsh

2.	Transactions notified on 30 May 2003 in relation to the Trust.

Date of	No. of Ordinary Shares	Range of Option Prices
Transaction	Transferred	of Ordinary Shares

30.05.03	34,304	£3.53 – £6.07

The total holding of the Trust now amounts to 151,234 Ordinary Shares.

30 May 2003

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:54 30 May 2003
Number	7647L

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 1,000,000 ordinary shares at an average price of 664.0261p per share.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc (Registrant)

By

Name: J Nicholls Title: Deputy Secretary
Date 11 June 2003